CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

July 14, 2005

Larry Spirgel, Assistant Director

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Registration Statement on Form SB-2

Filed May 17, 2005-06-15

333-124996

Form 10-KSB for the year ended December 31, 2004

Filed March 29, 2005-06-15

Form 10-QSB for the quarter ended March 31, 2005-06-15

Filed May 11, 2005-06-15

File No. 0-51202

Dear Mr. Spirgel:

Below you will find Cordia’s responses to the issues raised in the Commission’s comment letter dated July 12, 2005.  Enclosed with Cordia Corporation’s responses are and original and two (2) copies of red-lined versions and clean copies of our Amendment No. 2 to Registration Statement on Form SB-2 filed. In addition, in response to comment 25 regarding the production of agreements, and three (3) copies of our agreement with Verizon Communications are attached for your review along with copies of the request sent to the Secretary of the Securities and Exchange Commission requesting confidential treatment of this agreement.

Amendment No. 1 Form SB-2

Registration Fee Table

1.

In the first sentence of footnote 3 to the fee table, you refer to Warrant A, however, it appears that you are intending to refer to Warrant B. Please revise.

Cordia Response/Action: The footnote has been corrected to refer to Warrant B.

Risk Factors, page 2

Our dependency on underlying service providers..., page 3

1.

We note your disclosure that “[o]ur costs associated with providing service will increase initially by approximately 10% and continue over the term of the Verizon agreement to over 20%. Please also quantify the amount of these additional costs in addition to the percentage increases. Also, please see comment 7 and disclose the term and termination provisions of your agreement with Verizon. In addition, please delete the last sentence of this risk factor since it is mitigation language.

Cordia Response/Action:   The following additional language has been included: Assuming we do not continue to grow our customer base, our costs associated with providing service, as of the date of this filing, will increase initially by approximately 10% equaling approximately $1.8 million in total service costs and continue over the term of the Verizon agreement to over 20% equaling approximately $4.8 million in total service costs.  These costs will increase in direct correlation to the growth rate of our customer base.

Language regarding the term and termination of the Verizon agreement has been included and mitigating language has been deleted.

Our reliance on our underlying carrier.., page 3

3.

We note the disclosure you have added in response to prior comment 7. Briefly describe the services that “are not always made readily available” to Cordia. Also, with regard to the processing of new orders and repair issues, please clarify whether your agreements and/or regulations govern these matters. In this regard, in order to add context and assist investors in understanding the magnitude of this risk, please briefly describe the particular difficulties you have experienced with regard to the “underlying carrier’s timeliness in processing new orders, addressing repair issues, and installing new lines.”

Cordia Response/Action:   Additional language has been included to identify the services that are not always available to Cordia.  These unavailable services, include but are not limited to, point to point service, local data circuit service, trademarked service such as identacall, dedicated primary rate interface service, high density local circuit service, and services that utilize the underlying carrier’s fiber network.

Specifically, there have been occasions when our underlying carrier’s repair technicians, dispatched at Cordia’s request, have failed to arrive in a timely fashion or appear at a customer’s premises for repair issues or new installations.

The warrants are subject to certain conditions..., page 7

1.

The disclosure regarding the adjustment of the exercise price of the warrant is not clear. How can the warrant price “be reduced proportionately by 0%..?” Please revise to clarify. In addition, provide some indication as to whether the company expects to meet the EBITDA targets for 2005.

Cordia Response/Action:   The disclosure has been modified accordingly and includes a statement as to Registrant’s belief that it will reach the EBIDTA target for 2005.

Use of Proceeds, page 8

5.

Qualify your disclosure of the aggregate proceeds to the company if all the outstanding warrants are exercised to make clear that the total amount could be reduced if the company’s annual EBITDA is below $.25 per share.

Cordia Response/Action:   The disclosure has been modified accordingly.

Description of Securities, page 14

1.

We note the disclosure you have added in response to prior comment 18. Please expand to describe how the selling security holder’s right of first refusal works. For example, does the investor have the right with respect to any type of financing? In addition, please disclose the names of the officers and directors that are4 considered “insiders” under the agreement and disclose the total number of shares that are restricted.

Cordia Response/Action:   Additional detail has been provided to describe in detail the selling security holder’s right of first refusal.  In addition, the “insiders” and their restricted holdings have been identified.

Description of Business, page 18

7.

We note your response to prior comment 25, however, notwithstanding a confidentiality provision between the parties, you must file all material agreements under Item 601(b)(10) of Regulation S-B and disclose all information that is required to be disclosed under the Commission’s rules and forms. You may not agree to waive the disclosure requirements of the federal securities rules. Accordingly, please file this agreement or provide us with your analysis regarding why you do not believe this is a material terms of you agreement with Verizon as requested in prior comment 25.

If appropriate, you may request confidential treatment for certain portions of your agreement with Verizon. For guidance on the requirements a registrant must satisfy when requesting confidential treatment of information that otherwise is required to be disclosed in registration statements, periodic reports and other documents filed with the Commission, please see Staff Legal Bulletin No.1 (February 28,1997)

Cordia Response/Action:   We have attached the Verizon agreement to this response and have noted in Item 27 Exhibits of our registration statement that the document has been filed as a confidential document with the Secretary of the Commission.  Attached is our request to the Secretary that this agreement be treated as a confidential document and therefore not subject to filing as an exhibit to our registration statement.

1.

We note the disclosure you have added regarding your agreement with Verizon and Qwest. Please quantify, if possible, in MD&A the extent to which these new agreements will impact your gross margins and profitability.

Cordia Response/Action:  Additional language on page 23 under Plan of Operation describes our costs and our belief in our ability to maintain level of profitability as a result of known cost factors.

9.

We note your response to prior comment 27, however, please address the publicized problems with VoIP service (e.g., inconsistent 911 service and outages) as requested in our prior comment.

Cordia Response/Action:  Additional language on page 19 addresses VoIP service issues.

Executive Compensation, page 38

10.

We note the options value table you have added in response to prior comment 41. Please revise the last column to disclose the dollar value of the unexercised in-the-money options. Please see Item 402(d) of Regulation S-B.

Cordia Response/Action:  The options value table has been corrected to show the unexercised in-the-money options.

Exhibits

General

1.

Please provide an updated consent from your independent registered public accounting firm in an amended filing.

Cordia Response/Action:  The updated consent is attached as exhibit 23.2 to the registration statement.

Amendment No. 1 to Form 10-K for the year ended December 31, 2004

Controls and Procedures

1.

We note your disclosure that “since the date of his/her evaluation... there have been no changes in internal controls or in other factors that could materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.” (emphasis added) Item 308(c)) of Regulation S-K requires the disclosure of any change in you internal control over financial reporting identified in connection with an evaluation thereof that occurred during you last fiscal quarter (or your fourth fiscal quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, you internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 and during your first quarter of 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Cordia Response/Action:  There have been no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter of 2004 or during the first quarter of 2005 that  has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.  Future filings will comply with the disclosure requirement of Item 308(c) of Regulation S-K.

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Albert G. Pappas